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                          SNELLING AND SNELLING, INC.
                   12801 NORTH CENTRAL EXPRESSWAY, SUITE 700
                              DALLAS, TEXAS 75243
                            TELEPHONE: 972-239-7575



                                  July 7, 1998



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     Re: Application for Withdrawal of Form S-1 Registration Statement No. 333-37965 (together with all amendments thereof and exhibits thereto, the "Registration Statement") filed by Snelling and Snelling, Inc. ("Snelling")

Ladies and Gentlemen:

     Snelling originally filed the Registration Statement with the Commission on October 15, 1997. Snelling has determined at this time not to pursue the initial public offering of equity securities pursuant to the Registration Statement based upon changed circumstances regarding the securities markets. Snelling represents to the Commission that no securities have been sold under the Registration Statement.

     Based upon the foregoing and pursuant to Rule 477 under the Securities Act of 1933, Snelling hereby applies to the Commission for withdrawal of the Registration Statement, effective immediately.

     Please advise our securities counsel, Katherine M. Seaborn (214-999-4924) or Randall G. Ray (214-999-4544) of any questions.

                                            Sincerely,

                                            SNELLING AND SNELLING, INC.



                                            By:  /s/ J. RUSSELL CREWS
                                               --------------------------------
                                               J. Russell Crews
                                               Senior Vice President, Chief
                                               Financial Officer and Treasurer

cc:  Alfred Barbagallo, Esq.,
     SEC, Mail Stop 4-8